[Letterhead FNB Corporation]


                                  May 24, 2001




Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

                                 FNB Corporation
               Registration Statement on Form S-4 (Reg. No. 333-45738)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the undersigned registrant, FNB Corporation (the "Company"), hereby requests the Commission's consent to withdraw the above-referenced Registration Statement.

The Registration Statement was filed in connection with the proposed merger of the Company and CNB Holdings, Inc. ("CNB"). The Company and CNB have determined that the merger could not be completed within the terms of their agreement.

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. Accordingly, the Company respectfully requests that the Commission grant its request to withdraw the Registration Statement.

If you have questions or comments about the foregoing, please call me at
(540) 381-6700 or Scott M. J. Anderegg at Troutman Sanders Mays & Valentine LLP, at (804) 697-1288.

Sincerely,


/s/ Peter Seitz

Peter Seitz
Executive Vice President
 and General Counsel




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